Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

CopyTele Inc. and subsidiaries:

We consent to the use of our report dated January 29, 2013 with respect to the consolidated financial statements of CopyTele, Inc. and subsidiaries, as of October 31, 2012 and 2011, and for each of the years in the two-year period ended October 31, 2012, included in the registration statement on Form S-1, and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated January 29, 2013 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has negative working capital, and has a shareholders’ deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Melville, New York

June 14, 2013